Exhibit 99.1
MAGNA LOGO                                Magna International Inc.
                                          337 Magna Drive
                                          Aurora, Ontario L4G 7K1
                                          Tel   (905) 726-2462
                                          Fax   (905) 726-7164

TESMA LOGO                                Tesma International Inc.
                                          1000 Tesma Way
                                          Concord, Ontario L4K 5R8
                                          Tel:  (905) 417-2100
                                          Tax:  (905) 417-2101


                                JOINT PRESS RELEASE
                             TESMA PRIVATIZATION COMPLETED

February 4, 2005, Aurora, Ontario, Canada - Magna International Inc.
(TSX: MG.SV.A, MG.MV.B, NYSE: MGA) ("Magna") and Tesma International Inc. (TSX: TSM.SV.A; NASDAQ: TSMA) ("Tesma")today jointly announced that Magna's privatization of Tesma by way of a plan of arrangement under Ontario law, which received shareholder approval on February 1, 2005 and final court approval on February 3, 2005, will become effective at 12:01 a.m. on February 6, 2005. As a result, Tesma will become a wholly-owned subsidiary of Magna. In consideration for Magna's acquisition of all of the issued and outstanding Class A Subordinate Voting shares of Tesma not already owned by it, Magna will issue 6,687,709 Class A Subordinate Voting shares in exchange for Tesma Class A Subordinate Voting shares and pay approximately Cdn.$127,695,000 to Tesma shareholders who made cash elections and for fractional shares. For purposes of the cash elections, the volume-weighted average trading price of Magna's Class A Subordinate Voting shares on the Toronto Stock Exchange ("TSX") over the five trading days ended February 4, 2005 was Cdn.$94.4709 per share, resulting in a payment of Cdn.$41.5672 per share for Tesma shareholders who made cash elections. Otherwise, Tesma shareholders will receive 0.44 of a Magna Class A Subordinate Voting Share for each Tesma Class A Subordinate Voting share under the arrangement.

Tesma, a global supplier of highly-engineered engine, transmission and fuel system components, modules and systems for the automotive industry, employs over 5,800 skilled and motivated people in 28 manufacturing facilities in North and South America, Europe and Asia, and five focused tooling, design and R&D centres supporting its three principal product technology groups:
Tesma Engine Technologies; Tesma Transmission Technologies; and Tesma Fuel Technologies.

Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: automotive interior and closure components, systems and modules through Intier Automotive Inc.; metal body systems, components, assemblies and modules through Cosma International; exterior and interior mirror and engineered glass systems through Magna Donnelly; fascias, front and rear end modules, plastic body panels, exterior trim components and systems, greenhouse and sealing systems, roof modules and lighting components through Decoma International Inc.; various engine, transmission and fueling systems and components through Tesma International Inc.; a variety of drivetrain components through Magna Drivetrain; and complete vehicle engineering and assembly through Magna Steyr. Magna has approximately 81,000 employees in 219 manufacturing operations and 49 product development and engineering centres in 22 countries.


For further information regarding this press release, please contact at Magna:
Vincent J. Galifi, Executive Vice-President and Chief Financial Officer,
(905) 726-7100;and at Tesma: Anthony E. Dobranowski, Vice Chairman and Chief Financial Officer at (905) 417-2155.